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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)*



                                 FIRSTMARK CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

                                 APRIL 4, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s))

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CUSIP No. 337908 20 6                13G                       Page 2 of 5 Pages
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 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       Tejas Securities Group, Inc.
       TIN: 74-2696352

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 2)    Check the Appropriate Box if a Member of a Group*                 (a) [ ]
                                                                         (b) [ ]
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 3)    SEC Use Only
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 4)    Citizenship or Place of Organization          Texas
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                           (5)    Sole Voting Power             438,500
       Number of           -----------------------------------------------------
       Shares
       Beneficially        (6)    Shared Voting Power                 0
       Owned by            -----------------------------------------------------
       Reporting
       Person With         (7)    Sole Dispositive Power        438,500
                           -----------------------------------------------------

                           (8)    Shared Dispositive Power            0
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 9)    Aggregate Amount Beneficially Owned by Reporting Person  438,500
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10)    Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares*                                                               [ ]
--------------------------------------------------------------------------------


11)    Percent of Class Represented by Amount in Row (9)        8.0%(1)
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12)    Type of Reporting Person*                                BD, CO
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       (1)    Assumes a total of 5,501,430 shares outstanding based on Firstmark
              Corp.'s most recent Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2000.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).  NAME OF ISSUER:

            Firstmark Corp.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Financial Place, 222 Kennedy Memorial Drive, Waterville, Maine 04901

ITEM 2(a).  NAME OF PERSON FILING:

            Tejas Securities Group, Inc.

ITEM 2(b).  ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            2700 Via Fortuna, Suite 400, Austin, Texas 78746

ITEM 2(c).  CITIZENSHIP:

            Texas

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.20 per share

ITEM 2(e).  CUSIP NO.:

            337908 20 6

ITEM 3. THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) AND THE PERSON FILING IS A BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT.

ITEM 4.     OWNERSHIP:

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1:

            (a)   Amount beneficially owned: 438,500

            (b)   Percentage of class: 8.0%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 438,500

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or direct the disposition of:
                        438,500

                  (iv)  shared power to dispose or direct the disposition of: 0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


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ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDER COMPANY:

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP:

            Not Applicable.

ITEM 10.    CERTIFICATION.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001                      Tejas Securities Group, Inc.

                                       By: /s/ JOHN J. GORMAN
                                          --------------------------------------
                                       Name:   John J. Gorman
                                            ------------------------------------
                                       Title:  Chief Executive Officer
                                             -----------------------------------


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